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Media Release

Roche

03003694

Basel, 30 January 2003

Roche licenses Affymetrix' GeneChip® Technology
Two industry leaders partner for a broad-scale commercialization of diagnostic array-based products

Roche and Affymetrix, Inc. (NASDAQ: AFFX) today announced an agreement in which Affymetrix grants Roche access to its patented GeneChip® brand technologies to develop and commercialize diagnostic products in a broad range of human disease areas. With these technologies, Roche Diagnostics will develop and market tests for a wide range of diseases such as cancer, osteoporosis, cardiovascular, metabolic, infectious diseases and inflammatory diseases.

The agreement gives Roche non-exclusive rights to Affymetrix' array and instrument technologies for up to 18 years. It will enable Roche to create and market GeneChip laboratory tests for DNA analysis, genotyping, and resequencing applications, as well as for RNA expression analysis.

"Affymetrix' technology is highly complementary to our polymerase chain reaction (PCR) technology", stated Heino von Prondzynski, Head of Roche Diagnostics and a member of Roche's Corporate Executive Committee. "We believe that creating targeted microarray expression profiles for cancer, and genotyping and resequencing profiles for other diseases will enable us to develop and commercialize novel standardized diagnostic solutions, taking this exciting technology out of the research lab and into the clinical setting. This will allow physicians to tailor therapy for individual patients."

"Roche and Affymetrix have become partners in creating genetic tests to aid clinicians in the diagnosis and treatment of human disease," added Stephen P.A. Fodor, PhD, the CEO of Affymetrix. "We believe the synergies between our GeneChip platform and Roche's PCR technology will establish new standards for genetic clinical testing. We are thrilled to be at the forefront of this new marketplace with Roche." Fodor noted that he expects these tests to become as common in patient care as the X-ray, the EKG, and other routine examinations.

Together with Affymetrix, Roche will undertake research projects to develop and validate specific tests, along with clinical trials for those tests. The two companies will also collaborate on high-throughput packaging and instrument technologies for genetic tests for bringing state-of-the-art array scanning to diagnostic laboratories.

Microarrays enable researchers to qualitatively and quantitatively measure gene expression levels in a broad range of biologically relevant organisms. They are also used for DNA analysis applications including mapping, genotyping, and resequencing. DNA microarrays were the first high-throughput tool for studying gene function.

Under the terms of the agreement, Affymetrix will receive a one-time, upfront payment of 70 million US dollars. Affymetrix may also receive other compensation, including royalties on sales of diagnostic kits and milestones payments for technical and commercial achievements.

About Affymetrix

Affymetrix is a pioneer in creating breakthrough tools that are driving the genomic revolution. By applying the principles of semiconductor technology to the life sciences, Affymetrix develops and commercializes systems that enable scientists to improve the quality of life. The Company's customers include pharmaceutical, biotechnology, agrichemical, diagnostics, and consumer products companies, as well as academic, government, and other non-profit research institutes. Affymetrix offers an expanding portfolio of integrated products and services, including its integrated GeneChip® brand platform to address the growing markets focused on understanding the relationship between genes and human health. Additional information on Affymetrix may be found at www.affymetrix.com.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-oriented healthcare groups. The company's two core businesses in pharmaceuticals and diagnostics provide innovative products and services that address prevention, diagnosis and treatment of diseases, thus enhancing people's health and quality of life. The two core businesses employ about 57,000 employees worldwide. Roche's Diagnostics Division, the world leader in in-vitro diagnostics with a uniquely broad product portfolio, supplies a wide array of innovative testing products and services to researchers, physicians, patients, hospitals and laboratories world-wide.